Exhibit 1

MCA SAYS MANAGEMENT CHANGES AT CYBERONICS LONG OVERDUE;

REMAINS COMMITTED TO PURSUING ELECTION OF NOMINEES TO BOARD;

SAYS CORPORATE GOVERNANCE REFORMS STILL NEEDED

New York, November 20, 2006 – Metropolitan Capital Advisors, Inc. (“MCA”) and The Committee for Concerned Cyberonics, Inc. Shareholders, which together with related parties own approximately 7.33% of the outstanding common stock of Cyberonics, Inc. (“Cyberonics” or the “Company”) (Nasdaq: CYBX), today issued the following statement in connection with the resignation of Cyberonics, Inc. top executives:

“We are pleased that our efforts to instill accountability, improve corporate governance and reestablish the Company’s credibility have finally begun to bear fruit. The resignation of Mr. Cummins was an important first step. However, in light of the circumstances surrounding Mr. Cummins’ apparent forced resignation—under the cloud of options spring loading, backdating and financial restatements—we find the Board’s decision to lavishly reward him, with what we estimate to be roughly $5 million in cash and stock, and the accelerated vesting of his options and restricted stock awards, to be inexplicable.”

MCA and the Committee added:

“We note that while the board has now set a record date for shareholders, there is still no firm commitment for a date for the annual meeting. We expect such a date to be forthcoming in a timely manner.

“MCA remains committed to pursuing the election of our nominees to the Cyberonics Board of Directors and seeing the implementation of meaningful corporate governance reform at the Company. We have previously sought to establish a dialogue with the Company and hope that the changes at Cyberonics announced today will facilitate that process. We remain eager to work with the Cyberonics Board and the new interim CEO to resolve our differences and participate on a reconstituted Board of Directors, one that will include MCA’s nominees, committed to maximizing value for all shareholders.”